EXHIBIT 5
                                                Audit Committee Financial Expert


                             Petrofund Energy Trust
                                    Form 40-F


Petrofund Corp.'s Board of Directors has determined that Mr. James Allard is an audit committee financial expert.

Petrofund Corp.'s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. James Allard has been determined to be such audit committee financial expert and is independent, as that term is defined by the American Exchange's listing standards applicable to Petrofund Energy Trust. The SEC has stated that the designation and identification of Mr. Allard as an audit committee financial expert will not deem Mr. Allard an "expert" for any purpose, including for the purposes of section 11 of the Securities Act of 1933, nor does such designation or identification impose any duties, obligations or liability on Mr. Allard that are greater than those imposed on members of the audit committee and board of directors who are not designated and identified as audit committee financial experts.

James Allard has focused his career in international finance and the petroleum industry for the past 40 years serving as CEO, CFO and director of a number publicly traded and private companies during that period. During the past five years, he has continued to serve on the Alberta Securities Commission, act as the sole external trustee and advisor to a mid-sized pension plan and serve as a director and advisor to several companies. From 1981 to 1995, he served as a senior executive officer of Amoco Corporation as well as a director of Amoco Canada, then Canada's largest natural gas producer.